FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	ShopBlackBerry.com Launches Sales of Unlocked BlackBerry Smartphones in the U.S.	1.

Document 1

  NEWS RELEASE
October 17, 2013

ShopBlackBerry.com Launches Sales of Unlocked BlackBerry Smartphones in the U.S.

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that customers in the U.S. can purchase unlocked BlackBerry smartphones online directly from BlackBerry on ShopBlackBerry.com.

The first models available for purchase on ShopBlackBerry.com are the BlackBerry® Z10 and BlackBerry® Q10 smartphones, which are available in both the black and white color models. The smartphones are SIM-unlocked, allowing customers to use them on GSM-based 4G LTE and 4G networks in the U.S. (AT&T, T-Mobile) and other countries around the world with carriers who operate supported GSM networks.

“For years we have been offering BlackBerry accessories directly to our customers on ShopBlackBerry.com and today we are pleased to launch direct sales of unlocked BlackBerry smartphones,” said Robert Perry, vice president, Global Retail at BlackBerry.  “Our first two breakthrough BlackBerry 10 smartphones are the first to be launched, and we expect to make additional BlackBerry smartphones available on an unlocked basis in the U.S., as well as other markets around the world.”

In addition to offering the BlackBerry Z10 and BlackBerry Q10 smartphones, ShopBlackBerry.com offers a variety of accessories, such as carry solutions, chargers and audio peripherals, for all BlackBerry smartphones.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 17, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO